SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                       Morgan Stanley Dean Witter & Co.
                        -------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         -----------------------------
                        (Title of Class of Securities)

                                   617446448
                                  ----------
                                (CUSIP Number)

                            Ronald T. Carman, Esq.
                              Assistant Secretary
                       Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                              New York, NY 10036
                                (212) 761-4000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                               September 1, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                                     ----------------------------------------------------------
                                                        S C H E D U L E 1 3 D
                                     ----------------------------------------------------------



---------------------------------------------------------------       ------------------------------------------------------
                     CUSIP No. 617446448
---------------------------------------------------------------       ------------------------------------------------------

----------- ----------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
                 Each of the persons described on Appendix A.

----------- ----------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]                        (b) [ ]
            (Applies to each person listed on Appendix A)
----------- ----------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY


----------- ----------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS*
                 00  (Applies to each person listed on Appendix A)

----------- ----------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)
            (Applies to each person listed on Appendix A)      [ ]
----------- ----------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                 As stated on Appendix A
------------------------------ -------- ------------------------------------------------------------------------------------
          Number of            7.       SOLE VOTING POWER
           Shares                       less than 1% (Applies to each person listed on Appendix A)
                               -------- ------------------------------------------------------------------------------------
        Beneficially           8.       SHARED VOTING POWER
          Owned by                      145,848,499 (Applies to each person listed on Appendix A)
                               -------- ------------------------------------------------------------------------------------
            Each               9.       SOLE DISPOSITIVE POWER
          Reporting                     Less than 1% (Applies to each person listed on Appendix A)
                               -------- ------------------------------------------------------------------------------------
           Person              10.      SHARED DISPOSITIVE POWER
            With                                          0%
----------- ----------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          As stated on Appendix A.
----------- ----------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
            (Applies to each person listed on Appendix A)    [ ]
----------- ----------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          As stated on Appendix A.
----------- ----------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON
                      IN (Applies to each person listed on Appendix A)
----------- ----------------------------------------------------------------------------------------------------------------

                                                                                                         Appendix A


-------------------------------------------------------------------------------------------------------------------
Line 1                                           Line 6                 Line 11                  Line 13
-------------------------------------------------------------------------------------------------------------------
                                                                                             Percent of Class
                                                                    Aggregate Amount          Represented By
Name                                           Citizenship         Beneficially Held        Amount in Line 11
-------------------------------------------------------------------------------------------------------------------
Abdel-Meguid, Tarek                      United States                      145,856,119                     12.47%
Adams,Charles S.                         United States                      145,850,138                     12.47%
Adelman, Lawrence                        United States                      145,922,512                     12.47%
Albanese,Tommaso Matteo                  Italy                              145,848,499                     12.47%
Albers,Alexandria J.                     United States                      145,853,983                     12.47%
Alberti,Christopher                      United States                      145,848,642                     12.47%
Alkire,John R.                           United States                      145,852,904                     12.47%
Anda,Jon A.                              United States                      145,855,250                     12.47%
Anfang,Richard L.                        United States                      145,853,794                     12.47%
Arias,Carlos                             United States                      145,848,499                     12.47%
Armitage,Michael R.                      United Kingdom                     145,854,685                     12.47%
Armstrong,Arden C.                       United States                      145,850,202                     12.47%
Armstrong,R. Michael                     United States                      145,853,349                     12.47%
Armstrong,W. David                       United States                      145,848,640                     12.47%
Arthur,Douglas M.                        United States                      145,849,871                     12.47%
Ashizawa,Katsushiro                      Japan                              145,848,499                     12.47%
Asprem,Mads Michael                      Denmark                            145,848,806                     12.47%
Atkins,William John                      United Kingdom                     145,852,101                     12.47%
Atkinson,Richard N.                      United Kingdom                     145,849,206                     12.47%
Atterbury, Richard William               United Kingdom                     145,848,499                     12.47%
Atwell,R. Wayne                          United States                      145,853,605                     12.47%
Bachiller,Francisco                      Spain                              145,848,975                     12.47%
Ball, Rick                               Australia                          145,848,499                     12.47%
Bandeen,R. Derek                         Canada                             145,867,042                     12.47%
Baptista, Samuel J.                      United States                      145,848,499                     12.47%
Barancik,Gary S.                         United States                      145,853,482                     12.47%
Barker,Rodney J.                         United Kingdom                     145,849,487                     12.47%
Barnett,Phillip S.                       United States                      145,853,150                     12.47%
Basirov,Olga A.                          United Kingdom                     145,850,143                     12.47%
Bechtel,Karen H.                         United States                      145,858,029                     12.47%
Becker,Dietrich                          Germany                            145,848,499                     12.47%
Becker,Glenn E.                          United States                      145,850,160                     12.47%
Bell,Andrew J.                           United Kingdom                     145,848,927                     12.47%
Benet,Lincoln E.                         United States                      145,852,049                     12.47%
Bennett,Thomas L.                        United States                      145,849,995                     12.47%
Berchtold,Michael J.                     United States                      145,853,477                     12.47%
Berler,Matthew K.                        United States                      145,850,821                     12.47%
Berner, Richard Brian                    United States                      145,848,899                     12.47%
Best,Eric P.                             United States                      145,849,037                     12.47%
Bianco,Frank                             United States                      145,855,625                     12.47%
Biert,Gisep                              Switzerland                        145,849,185                     12.47%
Biggs,Barton M.                          United States                      147,645,677                     12.62%
Bigman,Theodore R.                       Canada                             145,849,722                     12.47%
Bilotti,Richard A.                       United States                      145,850,746                     12.47%
Birnbaum,Jeffrey M.                      United States                      145,851,270                     12.47%
Blain,Paul F.                            United Kingdom                     145,848,499                     12.47%
Blum,Jon E.                              United States                      145,850,910                     12.47%
Blumstein,Michael W.                     United States                      145,852,822                     12.47%
Bodenchak,Frank L.                       United States                      145,849,236                     12.47%
Bodson,Michael C.                        United States                      145,854,444                     12.47%
Boiarsky,Robert                          United States                      145,853,410                     12.47%
Bopp,Walter S                            United States                      145,857,318                     12.47%
Borosh,David A.                          United States                      145,852,032                     12.47%
Botta, Gian Andrea                       United States                      145,848,726                     12.47%
Boublik,Michael J.                       United States                      145,852,309                     12.47%
Bovich,Francine J.                       United States                      145,851,555                     12.47%
Boyd, Stephen L.                         United States                      145,849,337                     12.47%
Boyer,Amy A.                             United States                      145,849,860                     12.47%
Bradford,Leslie Embs                     United States                      145,857,615                     12.47%
Bradley,Mark H.                          United States                      145,852,745                     12.47%
Bradway,Robert A.                        United States                      145,852,274                     12.47%
Breslow,Stuart J.M.                      United States                      145,854,679                     12.47%
Brickman,Keith D.                        United States                      145,851,890                     12.47%
Brierwood,David C.                       United Kingdom                     145,859,635                     12.47%
Brombach,Theodore J.                     United States                      145,851,712                     12.47%
Brown, Andrew                            United States                      145,848,499                     12.47%
Brown,Andrew C.                          United States                      145,850,646                     12.47%
Brown,Douglas L.                         United States                      145,852,017                     12.47%
Brown,Glenn W.                           United States                      145,848,942                     12.47%
Brundler,Adolf                           Switzerland                        145,848,499                     12.47%
Bryant,Malcolm P.                        United Kingdom                     145,856,757                     12.47%
Bryce,Colin                              United Kingdom                     145,850,056                     12.47%
Burns,Dennis J.                          United States                      145,857,318                     12.47%
Burr, Thomas                             United States                      146,094,974                     12.49%
Busch,May C.                             United States                      145,854,824                     12.47%
Cahill,Thomas F.                         United States                      145,851,684                     12.47%
Caldecott,P. Dominic                     United Kingdom                     145,848,499                     12.47%
Callahan,Daniel H.                       United States                      145,850,653                     12.47%
Campion,Frances                          Ireland                            145,849,409                     12.47%
Canelo,Peter J.                          United States                      145,850,427                     12.47%
Cardello, Thomas R.                      United States                      145,848,499                     12.47%
Carey,James P.                           United States                      145,854,571                     12.47%
Carlin,Jane D.                           United States                      145,853,922                     12.47%
Carman,Ronald                            United States                      145,910,112                     12.47%
Carrafiell,John A.                       United States                      145,852,574                     12.47%
Carroll,Jesse L.                         United States                      145,887,175                     12.47%
Carruthers,Alan Thomas                   United Kingdom                     145,849,109                     12.47%
Casper,Robert Y.                         United States                      145,850,322                     12.47%
Cassou,Beatrice M.                       United States                      145,853,482                     12.47%
Castellano,Richard R.                    United States                      145,855,119                     12.47%
Chamberlain,Paul E.                      United States                      145,852,451                     12.47%
Chamberlain,Stephen P.                   United Kingdom                     145,851,217                     12.47%
Chammah,Walid A.                         Lebanon                            145,851,325                     12.47%
Chandler,Elizabeth R.                    United States                      145,853,738                     12.47%
Chang,Victor                             United States                      145,850,263                     12.47%
Chasin,Charles                           United States                      145,853,803                     12.47%
Chenevix-Trench,Jonathan                 United Kingdom                     145,848,815                     12.47%
Chiarello,Guy                            United States                      145,853,745                     12.47%
Christianakis,Leonidas Ioannis           United Kingdom                     145,848,499                     12.47%
Churchouse,Frederick P.                  New Zealand                        145,848,499                     12.47%
Chutter,Jessica C.                       Canada                             145,852,130                     12.47%
Citrino,Mary Anne                        United States                      145,853,588                     12.47%
Clark,Mayree C.                          United States                      145,922,015                     12.47%
Clark,William Thomas                     United States                      145,865,473                     12.47%
Cohen,David L.                           United States                      145,855,102                     12.47%
Colby-Jones,Lisa R.                      United States                      145,855,244                     12.47%
Coleman,Kevin P.                         United States                      145,849,544                     12.47%
Colosimo,Louis A.                        United States                      145,851,391                     12.47%
Conway,Andrew J.                         United States                      145,849,408                     12.47%
Cooper,Alastair W.P.                     United Kingdom                     145,848,499                     12.47%
Cooper,Scott H.                          Canada                             145,853,679                     12.47%
Cordy,Stephen C.                         United States                      145,854,052                     12.47%
Corley,Kathryn                           United States                      146,099,222                     12.49%
Corsi,Stefano                            Italy                              145,850,608                     12.47%
Cory,Charles R.                          United States                      145,855,343                     12.47%
Cox,Kevin C.                             United States                      145,852,848                     12.47%
Crawford,Stephen S.                      United States                      145,852,848                     12.47%
Crnkovich,Peter N.                       United States                      145,855,072                     12.47%
Crompton,Bradley                         Canada                             145,848,499                     12.47%
Crompton,John D.                         United Kingdom                     145,850,613                     12.47%
Cruz,Zoe                                 Greece                             145,856,993                     12.47%
Cunningham, Michael T.                   United States                      146,173,257                     12.50%
Cunningham,Michael John                  United Kingdom                     145,850,519                     12.47%
Cunningham,Stephen M.                    United States                      145,849,377                     12.47%
Curtis,Michael S.                        United States                      145,853,264                     12.47%
Damico,Christopher                       United States                      145,848,499                     12.47%
D'Antonio,Stephen H.                     United States                      145,853,462                     12.47%
Darst,David M.                           United States                      145,849,107                     12.47%
Davidson,John P.                         United States                      145,850,986                     12.47%
Davidson,Richard Gavin                   United Kingdom                     145,848,499                     12.47%
Davis,Barry                              United States                      145,856,058                     12.47%
Davis,Joseph F.                          United States                      145,854,889                     12.47%
Day,Jacqueline A.                        United Kingdom                     145,849,509                     12.47%
de Balasy,Jean-Jacques Raymond           France                             145,848,499                     12.47%
De Chazal,Guy L.                         United States                      145,856,845                     12.47%
de Montfort,Piers                        United Kingdom                     145,866,525                     12.47%
De Winton, William Michael Jeffries      United Kingdom                     145,848,499                     12.47%
Dean,Angela H.                           United Kingdom                     145,849,481                     12.47%
Dean,Gordon G.                           United States                      145,853,718                     12.47%
Dee,Michael E.                           United States                      145,853,331                     12.47%
DeLuca, Anthony                          United States                      145,848,790                     12.47%
DeMartini, Richard                       United States                      146,808,713                     12.55%
Derbes,Richard A.                        United States                      146,025,956                     12.48%
deRegt,Kenneth M.                        United States                      145,858,029                     12.47%
Desalvo,Matthew S.                       United States                      145,853,907                     12.47%
Dey,Peter J.                             Canada                             145,848,499                     12.47%
Dickman,Michael J.                       United States                      145,853,109                     12.47%
Dolan, Martin W.                         United States                      145,848,499                     12.47%
Donoghue,Michael J.                      United States                      145,853,507                     12.47%
Doran,William M.                         United States                      145,857,337                     12.47%
Dorfman,Jonathan L.                      United States                      145,853,508                     12.47%
Doshi,Mihir J.                           United States                      145,852,792                     12.47%
Drake,George                             United States                      145,849,886                     12.47%
Driscoll,Thomas P.                       United States                      145,851,548                     12.47%
Dritley,Jeffrey A.                       United States                      145,849,002                     12.47%
Dunn,Kenneth B.                          United States                      145,850,111                     12.47%
Durrant,James                            United Kingdom                     145,848,499                     12.47%
Dutt, Ashoke                             United States                      145,848,499                     12.47%
Ebers-Franckowiak,Gay L.                 United States                      145,849,397                     12.47%
Edelstone,Mark L.                        United States                      145,848,863                     12.47%
Ehrenkranz,John B.                       United States                      145,851,163                     12.47%
Eichorn,Mark D.                          United States                      145,850,492                     12.47%
Eifler,Carl M.                           United States                      145,849,951                     12.47%
Elliott,Jerry V.                         United States                      145,848,808                     12.47%
Ellis,Simon Frederick                    United Kingdom                     145,848,499                     12.47%
English,Frank E.                         United States                      145,856,132                     12.47%
Epstein,Stuart J.                        United States                      145,852,778                     12.47%
Esser,Stephen F.                         United States                      145,850,202                     12.47%
Essig,Karl P.                            United States                      145,855,634                     12.47%
Estes,Susan M.                           United States                      145,854,129                     12.47%
Evans,R Bradford                         United States                      145,858,859                     12.47%
Ewell,C. Daniel                          United States                      145,853,482                     12.47%
Fadel,James P.                           United States                      145,849,233                     12.47%
Falls,Amy C.                             United States                      145,850,218                     12.47%
Farley,Nicholas John                     United Kingdom                     145,848,499                     12.47%
Fawcett,Amelia C.                        United States                      145,854,035                     12.47%
Feldman,Kirsten J.                       Canada                             145,855,286                     12.47%
Feldman,Robert A.                        United States                      145,848,499                     12.47%
Feldmann,Joel P.                         United States                      145,850,939                     12.47%
Felix,Richard B.                         United States                      145,858,220                     12.47%
Fernandez,Henry A.                       United States                      145,852,661                     12.47%
Fiedorek,Bruce D.                        United States                      145,858,064                     12.47%
Field-Marsham,Scott R.                   Canada                             145,852,649                     12.47%
Flannery, Simon                          United States                      145,848,499                     12.47%
Francescotti,Mario                       United Kingdom                     145,864,547                     12.47%
Frank,Alexander C.                       United States                      145,853,462                     12.47%
Freeman,Ivan K.                          United States                      145,854,379                     12.47%
Friedman,Catherine J.                    United States                      145,853,679                     12.47%
Friedman,Philip W.                       United States                      145,854,067                     12.47%
Friend,Warren H.                         United States                      145,854,599                     12.47%
Frost,Ronald X.                          United States                      145,854,039                     12.47%
Fung,E. Michael                          Hong Kong                          145,848,499                     12.47%
Gallo,Fabrizio                           Italy                              145,849,423                     12.47%
Gandhi,Vikram S.                         India                              145,852,440                     12.47%
Garber,Victor S.                         United States                      145,855,423                     12.47%
Garrison,Robert E.                       United States                      145,853,347                     12.47%
Gartin,Clinton G.                        United States                      145,866,090                     12.47%
Gartland, Robert F.                      United States                      145,939,850                     12.48%
Garvey, Andrew                           United States                      145,848,499                     12.47%
Gault,Bernard                            France                             145,848,797                     12.47%
Genova,Lisa A.                           United States                      145,853,165                     12.47%
Germany,J. David                         United States                      145,850,202                     12.47%
Girsky,Stephen J.                        United States                      145,849,876                     12.47%
Glascott,James D.                        United States                      145,852,885                     12.47%
Goldberg,Alan E.                         United States                      145,857,318                     12.47%
Gorman Taylor,Jessica G.                 United States                      145,853,337                     12.47%
Goulart,Steven J.                        United States                      145,848,656                     12.47%
Gould,Richard G.                         United States                      145,855,573                     12.47%
Graham,Gilles                            United Kingdom                     145,849,451                     12.47%
Greenberg,Edward M.                      United States                      145,851,928                     12.47%
Greenshields,Simon T.W.                  United Kingdom                     145,855,359                     12.47%
Greenwald,Jamie                          United States                      145,850,155                     12.47%
Gremont,Arnaud Jean-Marie                France                             145,848,499                     12.47%
Grimes,Michael D.                        United States                      145,849,645                     12.47%
Haffner,Lynn C.                          United States                      145,859,098                     12.47%
Halliday,Christopher I.                  United Kingdom                     145,848,499                     12.47%
Hamada,Toshiyuki                         Japan                              145,851,743                     12.47%
Hamilton,Peter F.                        United States                      145,854,060                     12.47%
Hantho,Mark A.                           Canada                             145,849,160                     12.47%
Hara,Fusao                               Japan                              145,848,499                     12.47%
Harding,William J.                       United States                      145,850,302                     12.47%
Hardman,E. Davisson                      United States                      146,075,042                     12.49%
Harker,Steven John                       Australia                          145,848,499                     12.47%
Harland,Christopher M.                   United States                      145,854,848                     12.47%
Harpe,Michael G.                         Canada                             145,853,649                     12.47%
Harris, Mark                             United States                      145,849,386                     12.47%
Harris,Carla A.                          United States                      145,852,988                     12.47%
Harris, Trevor                           United States                      145,848,515                     12.47%
Harris,W. Brooks                         United States                      145,851,884                     12.47%
Harvey, Peter                            United States                      145,849,811                     12.47%
Havens,John P.                           United States                      145,856,993                     12.47%
Hay,Marianne Laing                       United Kingdom                     145,850,290                     12.47%
Haythe,David O.                          United States                      145,848,499                     12.47%
Hedlund,Mats Mikael                      Sweden                             145,849,804                     12.47%
Hegglin,Daniel R.                        Switzerland                        145,885,723                     12.47%
Hendel,Stuart J.                         United States                      145,852,896                     12.47%
Hepburn,John K.                          Canada                             145,848,499                     12.47%
Heyes,Richard C.                         United Kingdom                     145,851,451                     12.47%
Higgins, James F.                        United States                      147,763,139                     12.63%
Hoch,James S.                            United States                      145,853,658                     12.47%
Hoffen,Howard I.                         United States                      145,852,899                     12.47%
Hoffman,Michael C.                       United States                      145,853,548                     12.47%
Hogan,Jeffrey N.                         United States                      145,849,215                     12.47%
Hoit, Roger                              United States                      145,848,499                     12.47%
Holzschuh,Jeffrey R.                     United States                      145,855,039                     12.47%
Hoornweg,Roberto                         Netherlands                        145,849,453                     12.47%
Hsieh,Jackson                            United States                      145,850,300                     12.47%
Hu,Wei-Chung Bradford                    Taiwan                             145,852,652                     12.47%
Huang,Susan S.                           United States                      145,852,163                     12.47%
Huntley,Kristen S.                       United States                      145,853,482                     12.47%
Hyman,John Edward                        United Kingdom                     145,850,267                     12.47%
Imanishi,Jun                             Japan                              145,848,499                     12.47%
Isasi,Luis                               Spain                              145,848,499                     12.47%
Ivey,Tracey H.                           United States                      145,850,202                     12.47%
Iyer,Anand S.                            United States                      145,848,656                     12.47%
Jacobs,David A.                          United States                      145,850,921                     12.47%
Jalouneix,Olivier                        France                             145,848,499                     12.47%
James,George Michael                     United States                      145,861,398                     12.47%
James,Melissa E.                         United States                      145,852,489                     12.47%
Janson,Michael M.                        United States                      145,872,583                     12.47%
Jodka,Jonathan D.                        United States                      145,852,145                     12.47%
Johansson,Jerker M.                      Sweden                             145,851,578                     12.47%
Johnson,David                            United States                      145,875,329                     12.47%
Johnson,Margaret Kinsley                 United States                      145,853,349                     12.47%
Johnson,R. Sheldon                       United States                      146,007,318                     12.48%
Johnson,Theodore J.                      United States                      145,850,049                     12.47%
Jones,Alan K.                            United States                      145,851,133                     12.47%
Jones,Robert W.                          United States                      145,867,929                     12.47%
Joseph,Ravindra J.                       Sri Lanka                          145,853,321                     12.47%
Juterbock,Thomas M.                      United States                      145,858,636                     12.47%
Kamen,Eric M.                            United States                      145,855,389                     12.47%
Kamins,Harold W.                         United States                      145,852,880                     12.47%
Kani,Takeo                               Japan                              145,848,499                     12.47%
Katsuragi,Akio                           Japan                              145,848,499                     12.47%
Kauffman,Richard L.                      United States                      145,851,585                     12.47%
Kayello,Sammy                            Lebanon                            145,848,499                     12.47%
Kelleher,Colm Thomas                     United Kingdom                     145,853,097                     12.47%
Kelley,Scott M.                          United States                      145,853,482                     12.47%
Kelly,George J.                          United States                      145,854,795                     12.47%
Kemp,Stephen C.                          United Kingdom                     145,849,080                     12.47%
Kempf, Donald G.                         United States                      145,854,094                     12.47%
Key,Nigel R.                             United States                      145,850,225                     12.47%
Khadjavi,Laya                            Iran                               145,853,288                     12.47%
Kilcoyne,Moira A.                        United States                      145,852,260                     12.47%
Kim,Eun Sang                             Korea                              145,848,499                     12.47%
Kimball,Paul G.                          United States                      145,929,967                     12.48%
Kindred,Jonathan B.                      United States                      145,854,379                     12.47%
Kirkland,Derek G.                        United States                      145,854,132                     12.47%
Kishimoto,Satoshi                        Japan                              145,848,499                     12.47%
Knee,Jonathan A.                         United States                      145,848,992                     12.47%
Koederitz,Candice E.                     United States                      145,857,230                     12.47%
Koerling,Heinrich                        Germany                            145,849,293                     12.47%
Konolige,Kit                             United States                      145,851,175                     12.47%
Kourakos,William                         United States                      145,852,663                     12.47%
Kovich,Nicholas J.                       United States                      145,850,202                     12.47%
Kreider,Steven K.                        United States                      145,850,064                     12.47%
Krom,Frederick B.                        United States                      145,856,058                     12.47%
Lamountain,Jon                           United States                      145,854,399                     12.47%
Lancksweert,Dominique                    Belgium                            145,848,499                     12.47%
Landers,John Q.                          United States                      145,853,247                     12.47%
Landman,David                            United States                      145,853,818                     12.47%
Langford,Thomas R.                       United States                      145,850,126                     12.47%
Langsam,Joseph A.                        United States                      145,854,899                     12.47%
Lap,Michiel P.                           Netherlands                        145,849,353                     12.47%
Latif,Nadir S.                           United Kingdom                     145,850,207                     12.47%
Lavelle,Brendan J.                       United States                      145,848,915                     12.47%
Leach,Brian                              United States                      145,854,502                     12.47%
Leimer,Willi Kurt                        Austria                            145,848,499                     12.47%
Leitch,Donald S.                         United States                      145,853,570                     12.47%
Lenowitz,Scott J.                        United States                      145,852,972                     12.47%
Levy,Thomas A.                           United States                      145,852,589                     12.47%
Levy,William D.                          United States                      145,850,137                     12.47%
Lewis,William M.                         United States                      145,856,993                     12.47%
Liang,James L.                           United States                      145,851,477                     12.47%
Lieblich,Steven                          United States                      145,852,756                     12.47%
Lippi,Marco                              Italy                              145,849,763                     12.47%
Lipton,Stephen C.                        United Kingdom                     145,850,705                     12.47%
Little,James W.                          United States                      145,853,005                     12.47%
Liu,Jialin                               China                              145,851,246                     12.47%
Loarie,Robert J.                         United States                      145,852,754                     12.47%
Lorentzen,Kent R.                        United States                      145,854,313                     12.47%
Lovoi,John V.                            United States                      145,849,658                     12.47%
Lucaya,Jorge                             Spain                              145,848,933                     12.47%
Lyche, Iver                              United States                      145,848,499                     12.47%
Lynch,Elizabeth W.                       United States                      145,852,969                     12.47%
Macdonald,Gavin L.                       United Kingdom                     145,848,499                     12.47%
Mack,John J.                             United States                      145,858,945                     12.47%
Maguire,J. Robert                        United States                      145,853,934                     12.47%
Mahon,James J.                           United States                      145,856,875                     12.47%
Maiwald,Maryann K.                       United States                      145,850,202                     12.47%
Mamdani,Mahmoud A.                       United States                      145,853,917                     12.47%
Manson,Christopher J. J.                 United Kingdom                     145,851,099                     12.47%
Mantz,Jay H.                             United States                      145,850,416                     12.47%
Maratos,Jason G.                         Greece                             145,848,499                     12.47%
Marcin,Robert J.                         United States                      145,849,995                     12.47%
Margolis,Jeffrey                         United States                      145,850,288                     12.47%
Markwalter,John S.                       United States                      145,856,012                     12.47%
Marsch,Paul Andrew                       United Kingdom                     145,849,433                     12.47%
Martin,M. Paul                           United States                      145,853,739                     12.47%
Mason,Alexander Maurice                  Ireland                            145,849,185                     12.47%
Massot, Sylvain P.                       United Kingdom                     145,849,169                     12.47%
Masucci,Ferdinand D.                     United States                      145,855,012                     12.47%
Matlock,Scott W.                         United States                      145,850,897                     12.47%
McCombe,William D.                       Australia                          145,854,075                     12.47%
McDonnell,Gail P.                        United States                      145,851,256                     12.47%
McDonough,Patrick J.                     United States                      145,853,430                     12.47%
McGeehan,John D.                         United States                      145,853,849                     12.47%
McGinnis,James P.                        United States                      145,850,399                     12.47%
McGuire, Raymond J.                      United States                      145,848,499                     12.47%
McHugh,Daniel                            United States                      145,849,349                     12.47%
McMahon,Franklin D.                      United States                      145,848,647                     12.47%
Medina,Daniel L.                         United States                      145,848,997                     12.47%
Meeker,Mary G.                           United States                      145,851,883                     12.47%
Melchiorre, Anthony                      United States                      145,848,943                     12.47%
Merin, Mitch                             United States                      146,668,905                     12.54%
Metzler,Robert A.                        United States                      145,855,584                     12.47%
Meuli,Benjamin                           United Kingdom                     145,848,499                     12.47%
Meyer,Robert L.                          United States                      145,852,608                     12.47%
Micioni,Peter J.                         United States                      145,852,752                     12.47%
Milazzo,Jason T.                         United States                      145,849,230                     12.47%
Mirat,Pierre Jean Henri                  France                             145,848,499                     12.47%
Missett,Bruce M.                         United States                      145,854,134                     12.47%
Mizen,Greg E.                            United States                      145,853,301                     12.47%
Mizuno,Toshiya                           Japan                              145,848,499                     12.47%
Moehlmann,Claus Christian                Germany                            145,848,601                     12.47%
Mogenson,Harvey B.                       United States                      145,850,135                     12.47%
Mole,Marie L.                            United States                      145,852,935                     12.47%
Moonier,James F.                         United States                      145,853,535                     12.47%
Moore,David Neil                         United Kingdom                     145,850,549                     12.47%
Moore,Donald A.                          United States                      145,848,545                     12.47%
Moore,Duncan Charles McNaught            United Kingdom                     145,851,975                     12.47%
More,Daniel B.                           United States                      145,851,305                     12.47%
Morgan,David H.                          United Kingdom                     145,850,263                     12.47%
Mortimer,Patrick J.                      United States                      145,853,204                     12.47%
Moscati,Leonard F.                       United States                      145,854,099                     12.47%
Mothersill, Christopher C.               United States                      145,848,499                     12.47%
Mourre,Marc                              France                             145,849,633                     12.47%
Mozer,Francine L.                        United States                      145,862,504                     12.47%
Mueller,John M.                          United States                      145,852,753                     12.47%
Muller,Peter                             United States                      145,851,329                     12.47%
Muller,Thomas R.                         United States                      145,855,011                     12.47%
Mullin,Sean C.V.                         Canada                             145,852,807                     12.47%
Munari, Andrea                           United Kingdom                     145,848,499                     12.47%
Munemara, Kenji                          Japan                              145,848,499                     12.47%
Munger,Stephen R.                        United States                      145,855,186                     12.47%
Murphy,Devin I.                          United States                      145,852,664                     12.47%
Murphy,Kevin C.                          United States                      145,853,649                     12.47%
Murray,Eileen K.                         United States                      145,967,006                     12.48%
Murray,Peter J.                          United Kingdom                     145,848,499                     12.47%
Nabhan, Robert Gregory                   United States                      145,848,499                     12.47%
Nagrani,Vineet                           India                              145,848,499                     12.47%
Nakada,Kenji                             Japan                              145,848,499                     12.47%
Nakamura, Masayoshi                      Japan                              145,848,499                     12.47%
Naylor,Margaret P.                       United Kingdom                     145,849,293                     12.47%
Nelms, David                             United States                      146,261,715                     12.50%
Neuberger,Mark A.                        United States                      145,852,454                     12.47%
Neubert,David L. C.                      United States                      145,850,659                     12.47%
Neuwirth,David N.                        United States                      145,853,104                     12.47%
Newcomb,Philip V.                        United States                      145,853,759                     12.47%
Newhouse,Stephan F.                      United States                      145,857,318                     12.47%
Ni Chathmhaoil,Aifric                    Ireland                            145,848,499                     12.47%
Nickerson,Kenneth S.                     United States                      145,848,644                     12.47%
Nicol,David                              United Kingdom                     145,863,925                     12.47%
Niehaus,Christopher J.                   United States                      145,853,933                     12.47%
Nosseir,Amr M.                           United States                      145,852,596                     12.47%
Notley,Sean J.                           United Kingdom                     145,855,777                     12.47%
Nowlin,Kevin M.                          United States                      145,849,571                     12.47%
O'Brien,James M.                         United States                      145,854,668                     12.47%
Ocampo,Edward J.                         United States                      145,852,595                     12.47%
Oelerich,Francis J.                      United States                      145,853,588                     12.47%
O'Flynn,Thomas M.                        Canada                             145,853,877                     12.47%
O'Friel,Mark L.                          United States                      145,892,045                     12.47%
O'Keefe,William B.                       United States                      145,855,311                     12.47%
Okubo,Tsutomu                            Japan                              145,850,299                     12.47%
O'Leary,William F.                       United States                      145,855,634                     12.47%
Olesky,Jonathan D.                       United States                      145,853,946                     12.47%
Ong, Ronald                              Singapore                          145,848,499                     12.47%
Orem,John R.                             United States                      145,853,165                     12.47%
Ormerod,Mark                             United Kingdom                     145,848,847                     12.47%
O'Rourke, Raymond J.                     United States                      145,848,499                     12.47%
Osborne,Nicholas D.                      United States                      145,850,289                     12.47%
Oyarbide,Carlos Alfonso                  Spain                              145,849,145                     12.47%
Pace,Joanne                              United States                      145,858,064                     12.47%
Palmer,Daniel Garvey                     United Kingdom                     145,857,179                     12.47%
Pandit,Vikram S.                         India                              145,856,993                     12.47%
Panjwani,Raju H.                         United States                      145,853,956                     12.47%
Paris,Pierre Jean                        France                             145,848,499                     12.47%
Parr,Gary W.                             United States                      145,850,893                     12.47%
Parzick, Joseph E.                       United States                      145,848,499                     12.47%
Pasciucco,Gerard                         United States                      145,853,580                     12.47%
Pasko,Christopher T.                     United States                      145,851,163                     12.47%
Patel,Mukesh D.                          United States                      145,853,802                     12.47%
Pavoncelli,Riccardo                      Italy                              145,853,243                     12.47%
Pecori Giraldi,Galeazzo                  Italy                              145,848,499                     12.47%
Pellecchio,Ralph L.                      United States                      145,855,539                     12.47%
Pelosky,Robert J.                        United States                      145,852,301                     12.47%
Penwell,Stephen B.                       United States                      145,852,455                     12.47%
Pereira,Ian C.T.                         United States                      145,852,496                     12.47%
Pereira,Paulo C.                         Portugal                           145,848,649                     12.47%
Perella,Joseph R.                        United States                      145,851,407                     12.47%
Perlman,Mike                             United States                      145,850,950                     12.47%
Peruzzi, Hillary Kircher                 United States                      145,850,418                     12.47%
Peskin,Michael W.                        United States                      145,849,895                     12.47%
Peterson,C. Scott                        United States                      145,852,905                     12.47%
Petery,Andras R.                         United States                      145,857,692                     12.47%
Petitgas,Franck R.                       France                             145,850,529                     12.47%
Petrick,Michael J.                       United States                      145,853,205                     12.47%
Phillips,Charles E.                      United States                      145,849,962                     12.47%
Phillips,Craig S.                        United States                      145,851,250                     12.47%
Pipa,Andrew C.                           United States                      145,854,214                     12.47%
Placentra,Daniel R.                      United States                      145,853,168                     12.47%
Polsky,Lisa K.                           United States                      145,849,364                     12.47%
Porat,Ruth M.                            United States                      145,850,137                     12.47%
Porte,Thierry G.                         United States                      145,862,528                     12.47%
Portogallo,Richard                       United States                      145,854,349                     12.47%
Poulton,Roger                            United Kingdom                     145,854,102                     12.47%
Powers, Richard                          United States                      146,123,533                     12.49%
Pratt,Frank T.                           United States                      145,858,029                     12.47%
Purcell,Philip J.                        United States                      150,443,023                     12.86%
Rabin,Michael D.                         United States                      145,851,839                     12.47%
Raettig,Lutz                             Germany                            145,848,499                     12.47%
Raffel,Andreas                           Germany                            145,851,881                     12.47%
Ramachandran,Narayan                     India                              145,849,209                     12.47%
Ramakrishnan,Guru K.                     India                              145,852,858                     12.47%
Rankin,Charles                           United Kingdom                     145,849,695                     12.47%
Rankowitz,Michael L.                     United States                      145,855,297                     12.47%
Rault,Joseph M.                          United States                      145,856,179                     12.47%
Ravitz,Leslie C.                         United States                      145,852,666                     12.47%
Refvik,Olav N.                           Norway                             145,852,715                     12.47%
Reicin,Glenn M.                          United States                      145,850,854                     12.47%
Reilly,Christine I.                      United States                      145,855,664                     12.47%
Remec,Marko C.                           United States                      145,854,848                     12.47%
Restaino,Paolo Anthony                   Italy                              145,848,499                     12.47%
Richard,Scott F.                         United States                      145,850,202                     12.47%
Richter,Maria Del Carmen                 Panama                             145,851,144                     12.47%
Riefler,Linda H.                         United States                      145,852,295                     12.47%
Riley,Thomas R.                          United States                      145,853,898                     12.47%
Roach,Stephen S.                         United States                      145,854,764                     12.47%
Robey,Simon C.                           United Kingdom                     145,848,977                     12.47%
Robson,Glenn R.                          United States                      145,852,029                     12.47%
Rochat,Christian Pierre                  Switzerland                        145,848,815                     12.47%
Rodman,Kevin L.                          United States                      145,854,527                     12.47%
Roessler,Gustavo S.                      United States                      145,849,088                     12.47%
Roger,Robin                              United States                      145,852,861                     12.47%
Rosen, Saul M.                           United States                      145,848,499                     12.47%
Rosenthal,Richard S.                     United States                      145,854,349                     12.47%
Rowe,Tamsin E.E.                         United Kingdom                     145,851,843                     12.47%
Rowley,Andrew F.                         United States                      145,856,240                     12.47%
Rubenstein,Alan Martin                   United Kingdom                     145,848,499                     12.47%
Runde,James A.                           United States                      145,858,106                     12.47%
Russell,David A.                         United Kingdom                     145,853,281                     12.47%
Russo,Stefano                            Italy                              145,848,499                     12.47%
Saito,Makoto                             Japan                              145,848,499                     12.47%
Salant,Marshal L.                        United States                      145,854,848                     12.47%
Salisbury,Joshua M.                      United States                      145,848,823                     12.47%
Salisbury,William R.                     United States                      145,850,257                     12.47%
Sama,Alok                                India                              145,853,398                     12.47%
Sanders,William J.                       United States                      145,850,128                     12.47%
Sandling,M. James                        United States                      145,854,220                     12.47%
Sandulli,Richard P.                      United States                      145,849,638                     12.47%
Santo, Michael                           United States                      145,917,338                     12.47%
Sargent,Robert A.                        United Kingdom                     145,849,293                     12.47%
Saucedo, Colette                         United States                      145,849,257                     12.47%
Scanlan, Robert                          United States                      146,009,779                     12.48%
Schaaff,Harold J.                        United States                      145,853,647                     12.47%
Schaefer,John H.                         United States                      146,215,667                     12.50%
Scheuer,Alan                             United States                      145,850,802                     12.47%
Schlarbaum,Gary G.                       United States                      145,850,202                     12.47%
Schneider, Thomas                        United States                      147,506,239                     12.61%
Schoder,Andrew O.                        United States                      145,864,164                     12.47%
Schuettler,Hans Joerg                    Germany                            145,848,499                     12.47%
Schwartz,Richard C.                      United States                      145,850,988                     12.47%
Scott,Andrew C.                          United States                      145,855,288                     12.47%
Scott,Charles H.                         United Kingdom                     145,851,041                     12.47%
Scott,Robert G.                          United States                      146,171,401                     12.50%
Scowcroft,John A.                        United States                      145,849,044                     12.47%
Scully,Robert W.                         United States                      145,980,356                     12.48%
Sculthorpe,Robert B.                     United States                      146,124,595                     12.49%
Scurletis,Dennis T.                      United States                      145,849,996                     12.47%
Seigel,Mark A.                           United States                      145,861,413                     12.47%
Seiler,Alex W.                           United States                      145,849,922                     12.47%
Sella,Roberto M.                         United States                      145,849,761                     12.47%
Serra,Loredana                           United States                      145,849,932                     12.47%
Sethi,Vinod R.                           India                              145,852,639                     12.47%
Shah,Dhiren H                            United States                      145,854,379                     12.47%
Shapiro,John A.                          United States                      145,856,340                     12.47%
Sharma,Sutesh K.                         United Kingdom                     145,849,303                     12.47%
Shea,Dennis F.                           United States                      145,859,060                     12.47%
Shear,Neal A.                            United States                      145,857,318                     12.47%
Shelton,Richard David                    United States                      145,852,936                     12.47%
Shepardson,Robert M.                     United States                      145,852,163                     12.47%
Shigenari,Yoshihiko                      Japan                              145,852,636                     12.47%
Short,Marium A.                          United States                      145,854,452                     12.47%
Silver,Caroline Louise                   United Kingdom                     145,848,499                     12.47%
Simonyan,Rair                            Russia                             145,848,499                     12.47%
Simpson,Justin S.                        Ireland                            145,852,741                     12.47%
Sine,Jeffrey A.                          United States                      145,855,104                     12.47%
Sipprelle,Dwight D.                      United States                      145,854,905                     12.47%
Skov,Andy B.                             United States                      145,849,876                     12.47%
Slaughter,J. E. Hoke                     United States                      145,851,892                     12.47%
Smith, A. Thomas III                     United States                      145,848,546                     12.47%
Smith,Charissa H.                        United States                      145,853,766                     12.47%
Smith,Jeffrey W.                         United States                      145,863,983                     12.47%
Smith,Judith A.                          United States                      145,855,825                     12.47%
Smith,R. Bram                            United States                      145,849,397                     12.47%
Soter,Arthur P.                          United States                      145,857,563                     12.47%
Spencer,Cordell G.                       Canada                             145,852,717                     12.47%
Spingardi,Tomaso                         Italy                              145,849,197                     12.47%
Spitzley,Ray L.                          United States                      145,851,314                     12.47%
Steele,Kenneth J.                        United Kingdom                     145,848,499                     12.47%
Stein,Jens-Peter                         Germany                            145,850,582                     12.47%
Steinman,Richard M.                      United States                      145,852,776                     12.47%
Stewart, John R.                         United States                      145,855,799                     12.47%
Stewart,Colin R.                         United States                      145,851,874                     12.47%
Stoltz,Murray C.                         United States                      145,850,111                     12.47%
Stott,Peter                              United Kingdom                     145,851,881                     12.47%
Stoupnitzky,Gregory A.                   France                             145,848,656                     12.47%
Strong,William H.                        United States                      145,852,518                     12.47%
Studzinski,John J.                       United States                      145,857,849                     12.47%
Stynes,James B.                          United States                      145,860,190                     12.47%
Sugio,Kunihiko                           Japan                              145,848,499                     12.47%
Sullivan, James L.                       United States                      145,848,499                     12.47%
Swanson, David                           United States                      145,848,499                     12.47%
Sweeney,Francis J.                       United States                      145,853,839                     12.47%
Swift,Richard W.                         United States                      145,859,495                     12.47%
Szilasi,William J.                       United States                      145,855,087                     12.47%
Takaseki,Hitoshi                         Japan                              145,848,499                     12.47%
Takasugi,Tetsuo                          Japan                              145,890,671                     12.47%
Tanner,James L.                          United States                      145,859,831                     12.47%
Tarika,Roger C                           United States                      145,854,988                     12.47%
Taubman,Paul J.                          United States                      145,853,919                     12.47%
Tell,Martin R.                           United States                      145,853,138                     12.47%
Teissonniere, Francois R.                United Kingdom                     145,848,499                     12.47%
Terreson,Douglas T.                      United States                      145,849,920                     12.47%
Tharnstrom,Charles A.                    United States                      145,853,467                     12.47%
Thees,Thomas M.                          United States                      145,854,829                     12.47%
Thivierge,Ann D.                         United States                      145,852,682                     12.47%
Thomas,Owen D.                           United States                      145,853,703                     12.47%
Thomas,Richard H.                        United Kingdom                     145,857,773                     12.47%
Tierney,Raymond M.                       United States                      145,850,434                     12.47%
Tilley,James A.                          Canada                             145,857,318                     12.47%
Timmins,David John                       United Kingdom                     145,849,293                     12.47%
Tisdale,Andrew A.                        United States                      145,851,754                     12.47%
Togut,David M.                           United States                      145,849,196                     12.47%
Toldalagi,Paul M.                        United States                      145,849,112                     12.47%
Topper,David J.                          United States                      145,855,250                     12.47%
Tory,Michael Alexander                   Canada                             145,848,977                     12.47%
Toubale,Tarek                            France                             145,848,499                     12.47%
Towse,Robert C.                          United States                      145,860,993                     12.47%
Tracy,John M.                            United States                      145,853,902                     12.47%
Trapp,Goran Par                          Sweden                             145,849,465                     12.47%
Trauber,Stephen M.                       United States                      145,849,939                     12.47%
Tsai,Andrew S.                           Hong Kong                          145,848,499                     12.47%
Tufariello,Anthony B.                    United States                      145,852,849                     12.47%
Tulp,Allan J.                            United States                      145,853,490                     12.47%
Uva,Michael D.                           United States                      145,853,841                     12.47%
Vadala,Charles F.                        United States                      145,856,734                     12.47%
Valeiras,Horacio A.                      United States                      145,850,180                     12.47%
Valentine,James J.                       United States                      145,848,645                     12.47%
Van Dyke,Henry                           United States                      145,853,588                     12.47%
Van Nieuwenhuizen,Jan L.                 Netherlands                        145,850,265                     12.47%
Vandenbrink, John D.                     United States                      145,848,499                     12.47%
Vial,Patrice Jacques                     France                             145,848,499                     12.47%
Von Uffel,George Kurt                    United States                      145,853,739                     12.47%
Voreyer,Robert J.                        United States                      145,853,241                     12.47%
Wadsworth,John S.                        United States                      145,995,938                     12.48%
Wager,Malcolm                            United Kingdom                     145,849,293                     12.47%
Walker,Sir David Alan                    United Kingdom                     145,849,549                     12.47%
Walsh,Frederick R.                       United States                      145,855,587                     12.47%
Walsh,Nelson S.                          United States                      145,852,533                     12.47%
Warren,David R.                          United States                      145,850,841                     12.47%
Wasson,David F.                          United States                      145,853,414                     12.47%
Waters,Daniel E.                         United States                      145,850,700                     12.47%
Webley,John                              United Kingdom                     145,849,557                     12.47%
Weiant,William M.                        United States                      145,850,508                     12.47%
Weidner,Jan                              Germany                            145,848,499                     12.47%
Weinstein, Seth I.                       United States                      145,849,979                     12.47%
Westerfield,John E.                      United States                      145,851,879                     12.47%
Westerink,Erik J.                        Netherlands                        145,848,703                     12.47%
Weston,Michael                           New Zealand                        145,857,093                     12.47%
Whalen,Patrick J.                        United States                      145,852,349                     12.47%
White,William H.                         United States                      145,852,878                     12.47%
Whittington,Marna C.                     United States                      145,850,202                     12.47%
Whyte,Gregory J.                         United States                      145,867,354                     12.47%
Wien,Byron R.                            United States                      145,869,572                     12.47%
Williamson,John MacKay                   United Kingdom                     145,848,499                     12.47%
Wilson,Kirk R.                           United States                      145,854,379                     12.47%
Winnington-Ingram,Rebecca S.             United Kingdom                     145,851,457                     12.47%
Wipf,Thomas G.                           United States                      145,854,169                     12.47%
Wise,Michael R.                          United States                      145,848,921                     12.47%
Wolkowitz,Benjamin                       United States                      145,860,108                     12.47%
Wood,Jerome C.                           United States                      145,856,070                     12.47%
Woolworth,Richard G.                     United States                      145,862,435                     12.47%
Worley,Richard B.                        United States                      145,849,364                     12.47%
Wotowicz,John S.                         United States                      145,851,681                     12.47%
Wright,Peter John                        New Zealand                        145,848,499                     12.47%
Wright,William H.                        United States                      145,853,093                     12.47%
Wu,Chang Gen                             China                              145,848,499                     12.47%
Yamamoto,Takatoshi                       Japan                              145,848,499                     12.47%
Yang,Ho C.                               Korea                              145,848,499                     12.47%
Yankou,Thomas J.                         United States                      145,853,089                     12.47%
Young,Astley Tyrell                      United Kingdom                     145,851,127                     12.47%
Young,Harrison                           United States                      145,851,590                     12.47%
Yuki,Kohei                               Japan                              145,864,923                     12.47%
Zaoui,Michael A.                         France                             145,853,573                     12.47%
Zhang,Songyi                             Hong Kong                          145,849,786                     12.47%
Zimmerman, John                          United States                      145,849,826                     12.47%


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Item 1.  Security and Issuer.
         -------------------

     This statement relates to the Common Stock, par value $.01 per share (the
"MSDW Shares"), of Morgan Stanley Dean Witter & Co., a Delaware corporation.
The merger (the "Merger") of Morgan Stanley Group Inc. ("Morgan Stanley") with and into Dean Witter, Discover & Co. ("Dean Witter Discover") was effective as of May 31, 1997. Pursuant to the Merger, Dean Witter Discover, the surviving corporation of the Merger, changed its name to "Morgan Stanley, Dean Witter, Discover & Co." ("MSDWD"). As a result of the Merger, each issued and outstanding share of Morgan Stanley common stock, par value $1.00 per share
(the "MS Shares"), was converted (subject to certain exceptions) into 1.65
MSDW Shares. On March 24, 1998, MSDWD changed its corporate name to Morgan
Stanley Dean Witter & Co. (the "Company"). The address of the principal executive office of the Company is 1585 Broadway, New York, New York 10036.

Item 2.  Identity and Background.
         -----------------------

     (a)-(c), (f) Appendix A to the cover sheet hereof contains the names of the persons (the "Reporting Persons") who beneficially own MSDW Shares that are subject to the voting and any disposition restrictions set forth in (1) the employee Stockholders' Agreement, as amended, and/or any of the Plan
Agreements or (2) the MAS Agreements or (3) the VKAC Agreements (collectively, the "Restrictive Agreements"), all as described in Item 6, to which such persons are party to and on whose behalf this filing is made. Appendix A to the cover sheet hereof provides the name, citizenship and aggregate amount beneficially held by each Reporting Person. The business address of each of the Reporting Persons is 1585 Broadway, New York, NY 10036.

     (d)-(e) No Reporting Person during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of
         Funds or Other Consideration.
         ----------------------------

     The MSDW Shares held by the Reporting Persons are beneficially owned pursuant to one or more of the following:

     (1)  Pursuant to the recapitalization (the "Recapitalization") effective
          February 14, 1986 in which holders of Morgan Stanley's then outstanding privately-held common stock and non-cumulative preferred stock received MS Shares, and holders of Morgan Stanley's outstanding $8 cumulative senior preferred stock received shares of $8 Cumulative Convertible Preferred Stock, stated value $100 per share (the "Convertible Preferred Shares"), all of which were subsequently converted into MS Shares (the MSDW Shares beneficially owned by the Reporting Persons and resulting from the conversion in the Merger of MS Shares (including the MS Shares received upon conversion of the Convertible Preferred Shares) obtained pursuant to the Recapitalization are referred to herein as "Recapitalization
          Shares");

     (2)  Pursuant to participation in the Company's 1986 Stock Option Plan
          (the "Option Plan"), the Company's Performance Unit Plan (the "PUP
          Plan"), the Company's 1988 Equity Incentive Compensation Plan (the
          "1988 Equity Incentive Plan"), the Company's 1995 Equity Incentive
          Compensation Plan (the "1995 Equity Incentive Plan" and, together with the 1988 Equity Incentive Plan, the "Equity Incentive Plans") and/or the Company's U.K. Group Profit Sharing Scheme and Plan (the
          "U.K. Profit Sharing Scheme") and/or similar employee benefit plans or arrangements (the Option Plan, the PUP Plan and the Equity
          Incentive Plans are referred to collectively as the "Plans", and the MSDW Shares beneficially owned pursuant to participation in such Plans and the U.K. Profit Sharing Scheme being referred to herein as "Benefit Plan Shares");

     (3) Pursuant to the acquisition of MS Shares (which were subsequently converted in the Merger into MSDW Shares) as part of the purchase price paid to certain of the Reporting Persons (the "Former MAS
          General Partners") in respect of the sale on January 3, 1996 of their general partnership interests in Miller Anderson & Sherrerd, LLP, a Pennsylvania registered limited liability partnership
          ("MAS"), to Morgan Stanley Asset Management Holdings Inc., an indirect wholly-owned subsidiary of the Company ("MSAMHI") (such
          MSDW Shares being referred to herein as the "MAS Shares");

     (4) Pursuant to the acquisition of MSDW Shares resulting from the conversion of Exchangeable Redeemable Preferred Stock of MSAM
          Holdings II, Inc., a wholly-owned subsidiary of the Company
          ("MSAMHII"), stated value $100 per share (the "MSAMHII Convertible
          Preferred"), acquired as part of the purchase price paid to certain of the Reporting Persons (the "Former VKAC Officers") in exchange for the contribution on October 31, 1996 of their interest in VK/AC
          Holding, Inc. ("VKAC") to MSAMHII in conjunction with MSAMHII's acquisition of VKAC (such MSDW Shares being referred to herein as the "VKAC Shares"); and

     (5) Pursuant to privately negotiated or open market transactions or participation in various employee benefit and executive compensation plans of Dean Witter Discover (the "DWD Plans") (the MSDW Shares beneficially owned pursuant to such transactions being referred to herein as "Separately Acquired Shares").

     In addition, many of the Reporting Persons are participants in the Company's Employee Stock Ownership Plan (the "ESOP"), under which they had been allocated shares of the Company's ESOP Convertible Preferred Stock (the
"ESOP Preferred Stock") (including shares of Morgan Stanley ESOP Convertible
Preferred Stock that were converted in the Merger into ESOP Preferred Stock).
Each share of ESOP Preferred Stock was convertible into 6.6 MSDW Shares. As of the date hereof, all of the ESOP Preferred Stock had been converted into MSDW
Shares (the "ESOP Shares"). The MSDW Shares received upon conversion that are allocated to Reporting Persons are included in the amounts beneficially owned by such Reporting Persons.

     Certain of the Reporting Persons have also contributed MSDW Shares to private investment funds (the "Funds"). The MSDW Shares held in the Funds are included in the amounts beneficially owned by the relevant Reporting Persons.
The investment managers of the Funds currently have voting and disposition power with respect to shares held by the Funds. However, investors in the Funds have the right to redeem their interests on a daily basis at net asset value, and may request the investment manager to deliver the shares originally contributed, to the extent they are still held by the Funds, as all or part of the redemption proceeds. The number of shares received by an investor upon redemption may be more or less than the number of shares originally contributed, depending upon the relative value of such shares and the investor's interest in the Funds at the date of redemption.

     The MS Shares that were converted in the Merger into each Reporting
Person's Recapitalization Shares, if any, were acquired in exchange for such Reporting Person's shares of Morgan Stanley's privately-held common stock and non-cumulative preferred stock and/or as a result of the conversion of the Convertible Preferred Shares; each Reporting Person's Benefit Plan Shares and
ESOP Shares, if any (including the MS Shares that were converted in the Merger into each Reporting Person's Benefit Plan Shares and shares of ESOP Preferred
Stock that were subsequently converted into ESOP Shares, if any), were acquired pursuant to the terms of the Plans, the U.K. Profit Sharing Scheme and the ESOP in consideration of services rendered and, in the case of MSDW
Shares to be acquired pursuant to an exercise of options granted under a Plan, will be acquired by payment of the exercise price of the option; the MS Shares that were converted in the Merger into each Former MAS General Partner's MAS
Shares were acquired as part of the purchase price paid in connection with the sale of their general partnership interests in MAS as described above; the VKAC Shares were acquired by the Former VKAC Officers upon their exchange of their shares of MSAMHII Convertible Preferred which were acquired in consideration for the contribution of their interests in VKAC to MSAMHII in conjunction with MSAMHII's acquisition of VKAC as described above; and each Reporting Person's Separately Acquired Shares, if any (including the MS Shares that were converted in the Merger into each Reporting Person's Separately
Acquired Shares, if any), were acquired by payment of personal funds or as a gift or pursuant to the terms of various DWD Plans in consideration of services rendered and, in the case of MSDW Shares to be acquired pursuant to an exercise of options granted under a DWD Plan, will be acquired by payment of the exercise price of the option.

Item 4.  Purpose of Transaction.
         ----------------------

Recapitalization Shares

     The Recapitalization was effected as of February 14, 1986, and the Recapitalization Shares were acquired in order to facilitate an initial public offering of the MS Shares. Prior to the Recapitalization, the then Managing
Directors and Principals of Morgan Stanley & Co. Incorporated, a subsidiary of the Company (and, at the time of the Recapitalization, a subsidiary of Morgan
Stanley), owned all of Morgan Stanley's common stock. After the Recapitalization and the initial public offering of the MS Shares, such Managing Directors and Principals (as a group) owned approximately 79% of the MS Shares, the voting and disposition of which were subject to the Stockholders' Agreement (defined below in Item 6). The voting and disposition restrictions currently applicable to the Recapitalization Shares are discussed in Item 6.

Benefit Plan Shares

     Subsequent to April 3, 1996 up to an aggregate of 174,932,968 MS Shares corresponding to 288,639,396 MSDW Shares following the Merger, were authorized for issuance pursuant to the 1995 Equity Incentive Plan. Awards may no longer be granted under the Option Plan, the PUP Plan and the 1988 Equity Incentive
Plan, although MSDW Shares beneficially owned pursuant to such plans (as a result of the conversion of MS Shares in the Merger) remain outstanding.

     Each of the Plans is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), which selects the particular eligible persons who will receive awards under the Plans and many of the DWD Plans and determines the size and terms of such awards. All members of the Compensation Committee are outside directors.

     Option Plan

     The purpose of the Option Plan was to provide an incentive to certain
Managing Directors, Principals, officers, key employees and consultants of the Company and its subsidiaries ("Certain Personnel") to remain in the employ of the Company and such subsidiaries and to increase their interest in the success of the Company by offering them an opportunity to obtain a proprietary interest in the Company through the grant of options to purchase MS Shares
(all options outstanding at the time of the Merger were converted into options to purchase MSDW Shares).

     Awards were granted under the Option Plan from 1986-1988 ("SOP Options");
awards may no longer be granted under the Option Plan.

     The exercise price of a SOP Option was not permitted to be less than 100% of the fair market value of the MS Shares subject to the SOP Option as of the grant date, as determined by the Compensation Committee. A SOP Option became exercisable at a rate of one-third of the number of MS Shares covered by such option grant after each of the first three anniversaries of the date of grant, unless the Compensation Committee otherwise provided. All SOP Options have been exercised or have expired.

     The individual option agreement entered into by any Reporting Person pursuant to the Option Plan contains restrictions on voting of any MS Shares
(or following the Merger, MSDW Shares) acquired pursuant to the Option Plan as discussed in Item 6.




     PUP Plan

     The purpose of the PUP Plan was to benefit and advance the interests of the Company and its subsidiaries by rewarding Certain Personnel for their contributions to the financial success of the Company and thereby motivate them to continue to make such contributions in the future by awarding performance units (the "Performance Units") whose value was determined by reference to earnings per share of the MS Shares over a stated period of time.

     Awards were granted under the PUP Plan from 1986-1988; awards may no longer be granted under the PUP Plan.

     The value of a Performance Unit is equal to the Company's consolidated earnings per share (as determined by the Compensation Committee in accordance with the terms of the PUP Plan) during the period commencing on the first date of the Company's fiscal quarter which includes the date as of which a Performance Unit was awarded (the "Base Date") and ending on the earlier of
(i) the last day of the Company's fiscal year which includes the date on which such Performance Unit was awarded and (ii) the last day of the Company's fiscal quarter in which a participant's employment is terminated by reason of death, long-term disability or retirement, or to such other date as is determined by the Compensation Committee (the "Valuation Date"). After the value of Performance Units was determined, such value generally was distributed to the recipient in equal installments on or as soon as practicable following each of the first and second anniversaries of the Valuation Date. The PUP Plan provides that 50% of each installment of such value is paid in MS Shares, and the balance is paid in cash, although the Compensation Committee may increase the percentage paid in cash or in MS
Shares. All MS Shares paid to participants in the PUP Plan were converted into MSDW Shares in the Merger.

     The individual PUP Plan agreement entered into by a Reporting Person pursuant to the PUP Plan contains restrictions on voting of any MSDW Shares acquired as discussed in Item 6.

     Equity Incentive Plans

     The purpose of the Equity Incentive Plans is to attract, retain and motivate Certain Personnel, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of MSDW
Shares (or, prior to the Merger, MS Shares). Under the 1995 Equity Incentive
Plan the following individuals are also eligible to receive awards:
nonemployee directors of subsidiaries of the Company; employees and consultants of joint ventures, partnerships or similar business organizations in which the Company has an equity or similar interest; and former employees or former consultants of the Company and of such joint ventures, partnerships or similar business organizations. The 1995 Equity Incentive Plan was adopted in accordance with the requirements of Section 162(m) of the Code, as amended, and Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the
"Exchange Act").

     Awards under the Equity Incentive Plans may be in the form of (i) stock awards consisting of one or more MSDW Shares granted or offered for sale to eligible individuals ("Restricted Shares"), (ii) stock units which are settled by delivery of MSDW Shares ("Stock Units") and/or (iii) nonqualified options to purchase MSDW Shares ("EIP Options"). Awards under the 1995 Equity
Incentive Plan may also be in the form of incentive stock options, stock appreciation rights and other forms of equity-based or equity-related awards as determined by the Compensation Committee; to date, these types of awards have not been granted. MSDW Shares issued pursuant to the Equity Incentive
Plans may, in the discretion of the Compensation Committee, be made subject to the same voting restrictions that are set forth in the Stockholders' Agreement and in the Plan Agreements (as defined in Item 6).

     Awards under the Equity Incentive Plans may, in the discretion of the Compensation Committee, be made in substitution for cash or other compensation payable to an eligible individual. The Compensation Committee may establish rules pursuant to which an eligible individual may elect to receive one form of award in lieu of any other form of award, or may elect to receive additional awards in lieu of some or all of the cash portion of his compensation.

     An EIP Option entitles the participant to acquire a specified number of MSDW Shares at an exercise price as determined by the Compensation Committee.
The exercise price may be paid in cash or MSDW Shares or a combination thereof. The Compensation Committee has also authorized a "cashless" exercise procedure that affords participants the opportunity to sell immediately some or all of the MSDW Shares underlying the unexercised portion of an EIP Option in order to generate sufficient cash to pay the exercise price and/or to satisfy withholding tax obligations related to the EIP Option. EIP Options generally expire not later than ten years from the date of award.

     Restoration Option Rights ("RORs") have been granted with respect to certain EIP Options. An ROR entitles the grantee in respect of an underlying option (an "Underlying Option"), upon exercise of such Underlying Option at a time when the grantee is an employee of the Company, and upon tendering MSDW
Shares to the Company in satisfaction of the exercise price of such Underlying
Option, to the automatic one-time grant of an additional EIP Option (a
"Restoration Option") to acquire the number of MSDW Shares equal to the number of MSDW Shares delivered to pay the exercise price of the Underlying Option, and delivered or withheld to pay taxes owed as a result of such exercise. The exercise price of a Restoration Option shall be the closing price of an MSDW
Share on the date of exercise of the Underlying Option. All other terms and conditions of a Restoration Option, including the expiration date, shall be the same as the Underlying Option.

     Awards were granted under the 1988 Equity Incentive Plan from 1988-1996;
awards may no longer be granted under the 1988 Equity Incentive Plan. No awards shall be made under the 1995 Equity Incentive Plan after April 3, 2006 or, in the case of incentive stock options, November 28, 2005.

     U.K. Profit Sharing Scheme

     MSDW Shares purchased on behalf of certain Reporting Persons pursuant to the U.K. Profit Sharing Scheme are purchased with profit-sharing awards and are held pursuant to the terms of the U.K. Profit Sharing Scheme for investment purposes. Such MSDW Shares are not subject to the restrictions on voting and disposition contained in any of the Restrictive Agreements.

ESOP Shares

     The Company has a $140 million leveraged employee stock ownership plan, funded through an independently managed trust. The ESOP was established to broaden internal ownership of the Company and to provide benefits to its employees in a cost effective manner. ESOP Shares relating to Reporting
Persons are held pursuant to the terms of the ESOP for investment purposes.
Such ESOP Shares are not subject to restrictions on voting and disposition contained in any of the Restrictive Agreements.

MAS Shares

     The acquisition of MAS by MSAMHI (together with two of its affiliates) was effected on January 3, 1996, and the MAS Shares were acquired by the Former MAS General Partners as part of the purchase price paid in connection with the sale of their general partnership interests in MAS. The voting and disposition of the MAS Shares are subject to the MAS Agreements (as defined in Item 6). The voting and disposition and other restrictions currently applicable to the MAS Shares are discussed in Item 6.

VKAC Shares

     The acquisition of VKAC by MSAMHII was effected on October 31, 1996, and the VKAC Shares were acquired by the Former VKAC Officers upon their conversion of MSAMHII Convertible Preferred which they had acquired in exchange for the contribution of their interest in VKAC to MSAMHII in conjunction with MSAMHII's acquisition of VKAC. The voting and disposition of the VKAC Shares are subject to the VKAC Voting Agreements (as defined in Item
6). The voting and disposition and other restrictions currently applicable to the VKAC Shares are discussed in Item 6.

Separately Acquired Shares

     Separately Acquired Shares are held by Reporting Persons for investment purposes or pursuant to the DWD Plans. Such MSDW Shares are not subject to the restrictions on voting and disposition contained in any of the Restrictive
Agreements.

                                     * * *

     Except for (i) the acquisition of MSDW Shares issued by the Company in the ordinary course of business pursuant to the Plans, the U.K. Profit Sharing
Scheme, and the ESOP (ii) the acquisition of MSDW Shares by the Former VKAC
Officers upon their exchange of the MSAMHII Preferred Stock (as defined in Item 6) and (iii) the possible acquisition from time to time of additional
Separately Acquired Shares for investment purposes or pursuant to the DWD
Plans, none of the Reporting Persons has any plans or proposals which relate to or would result in their acquisition of additional MSDW Shares.

     Subject to the restrictions described in Item 6, dispositions of MSDW
Shares by Reporting Persons may be made from time to time pursuant to (i) Rule
144 under the Securities Act of 1933, as amended (the "Securities Act"), (ii) a registration statement filed under the Securities Act or (iii) any available exemption from registration under the Securities Act, and in accordance with the individual investment objectives of the Reporting Person disposing of such MSDW Shares.

     Except as previously described in this Item 4, the Reporting Persons as a group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Items (11) and (13) of Appendix A to the cover sheet hereof are hereby incorporated by reference. As of September 1, 2000, the Reporting
Persons as a group may be deemed to beneficially own an aggregate of 164,112,624 MSDW Shares(*), or approximately 14.03%, which represents a 1.11% decrease from the amount reported in Amendment No. 3 of Schedule 13D dated
January 2, 2000 (the "Last Filing"). Since the Last Filing, the retirement or termination of certain employees became effective with the result that they are no longer Reporting Persons and certain Reporting Persons disposed of MSDW
Shares.

     The Reporting Persons as a group hereby disclaim beneficial ownership of any MSDW Shares held by any Reporting Person as to which such Reporting Person has sole voting and dispositive power. Each Reporting Person hereby disclaims beneficial ownership of any MSDW Shares which may be deemed to be beneficially owned by other Reporting Persons as members of a group.

     Except as described in Schedule I, no Reporting Person has the right to acquire MSDW Shares during the period of 60 days following September 1, 2000.

     (b) Items (7) - (10) of the cover sheet or the information provided on Appendix A thereto for each of the Reporting Persons are hereby incorporated by reference.

     (c) Except as described in Schedule II, no Reporting Person has effected any transactions in any MSDW Shares during the period of 60 days preceding
September 1, 2000.

     (d) None.

     (e) Not applicable.

-------------
(*)  Includes 18,264,125 MSDW Shares beneficially owned by the Reporting
     Persons that are not subject to any of the Restrictive Agreements.

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Item 6.  Contracts, Arrangements,
         Understandings or Relationships
         with Respect to Securities of the Issuer.
         ----------------------------------------

     Reporting Persons who own Recapitalization Shares have entered into a Stockholders' Agreement dated as of February 14, 1986, as amended (the
"Stockholders' Agreement") (Exhibits A, B, and O hereto), which contains restrictions regarding the voting of the Recapitalization Shares. Pursuant to the terms of the Plans, the Compensation Committee has required that certain participants in such Plans enter into agreements that place restrictions on the voting of MSDW Shares acquired pursuant to such Plans similar to those restrictions set forth in the Stockholders' Agreement. Reference is hereby made to the terms of the agreements or certificates that impose such restrictions pursuant to the Plans (collectively, the "Plan Agreements"), the forms of which are included as Exhibits G, H, I, J, K, P and Q. Reporting
Persons who own MAS Shares have entered into a Purchase Agreement dated as of June 29, 1995, as amended (the "MAS Purchase Agreement"), the relevant provisions of which relating to transfer and other restrictions with respect to the MAS Shares are described under "MAS Shares" below, and have executed
(or agreed to become subject to) voting agreements (the "MAS Voting
Agreements" (substantially in the form of Exhibit K hereto) and collectively with the MAS Purchase Agreement, the "MAS Agreements"), that place restrictions on voting of the MAS Shares that are substantially similar to restrictions contained in the Plan Agreements. Former VKAC Officers who own
VKAC Shares have executed (or agreed to become subject to) voting agreements
(the "VKAC Voting Agreements" (substantially in the form of Exhibit K hereto)), that place restrictions on voting of the VKAC Shares that are substantially similar to restrictions contained in the Plan Agreements. The following descriptions are qualified in their entirety by reference to the Stockholders' Agreement, the Plan Agreements, the MAS Agreements and the VKAC
Voting Agreements.

Voting Restrictions and Arrangements

     Each of the Reporting Persons is a party to one or more of the Stockholders' Agreement and the Plan Agreements, the MAS Agreements (in the case of the Former MAS General Partners), and the VKAC Voting Agreements (in the case of the Former VKAC Officers). Pursuant to the voting restrictions contained in the Stockholders' Agreement, the Plan Agreements, the MAS Voting
Agreements and the VKAC Voting Agreements (such agreements will cease to have further effect on May 31, 2022), the Reporting Persons, prior to any vote of the stockholders of the Company at a meeting called with respect to any corporate action or before action is taken by written consent (a
"Stockholders' Meeting"), may vote all MSDW Shares subject to the voting restrictions in a preliminary vote in such manner as each Reporting Person may determine in his sole discretion (the "Preliminary Vote"). At the subsequent
Stockholders' Meeting, the Reporting Persons must then vote all such MSDW
Shares which were voted in the Preliminary Vote on the matter at issue in accordance with the vote of the majority of the MSDW Shares present and voting in the Preliminary Vote. Reporting Persons who cease to be employed by the Company or any of its subsidiaries on or prior to the date of the Preliminary
Vote do not participate in and are not bound by the Preliminary Vote.

     Recipients of Restricted Shares under the Equity Incentive Plans are entitled to exercise voting rights with respect to the MSDW Shares underlying such awards upon receipt of such awards. On March 6, 1991 the Company established a trust (the "Trust") pursuant to the Trust Agreement between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), dated March 5, 1991 (the "Trust Agreement") (Exhibits L, M, N and R) pursuant to which the MSDW Shares that correspond to Stock Units are placed in the Trust pending vesting and conversion. Subject to the Company's right to amend or terminate the Trust at any time, the terms of the Trust Agreement permit the active employees of the Company who are holders of Stock Units (other than Certain Personnel in certain non-U.S. jurisdictions as described below) to direct the vote of the MSDW Shares held in the Trust for purposes of the Preliminary Vote. In accordance with the terms of the Amended and Restated
Voting Agreement between the Trustee and the Company (Exhibit P), the Trustee has the obligation to vote the MSDW Shares held in the Trust (including MSDW
Shares corresponding to Stock Units held by former employees, who do not participate in the Preliminary Vote) in accordance with the result of the Preliminary Vote.

Restrictions on Disposition and Other Arrangements

     Equity Incentive Plans

     A participant's interest in any Restricted Shares, Stock Units or EIP
Options will vest, the restrictions on the transferability of Restricted
Shares will lapse, Stock Units will convert into MSDW Shares, and any EIP
Options awarded will become exercisable, all in accordance with a schedule established by the Compensation Committee. The Compensation Committee may, however, accelerate the vesting of any award, the lapse of restrictions on the transferability of any Restricted Shares, the date on which Stock Units convert into MSDW Shares and the date on which any EIP Option first becomes exercisable. Prior to vesting and the lapse of restrictions on transferability, none of the awards under the Equity Incentive Plans may be sold, assigned, exchanged or transferred, pledged, hypothecated or otherwise disposed of or encumbered. Certain awards under the Equity Incentive Plans, whether vested or unvested, are also subject to forfeiture in circumstances specified by the Compensation Committee.

     The Company may require a participant to pay a sum to the Company or, pursuant to reduced MSDW Share delivery provisions, the Company may retain the number of MSDW Shares having an equivalent value as may be necessary to cover any taxes or charges imposed with respect to property or income received by a participant pursuant to the Equity Incentive Plans. In addition, upon conversion of Stock Units into MSDW Shares or exercise of EIP Options, the Company may withhold a number of MSDW Shares sufficient to satisfy any obligation a participant owes to the Company resulting from any payment made on the participant's behalf under the tax equalization program for expatriate employees. Under the terms of awards made under the 1995 Equity Incentive
Plan, upon payment of an award of Stock Units or exercise of EIP Options, the Company may withhold a number of MSDW Shares sufficient to satisfy any obligation an award recipient owes the Company.

     From time to time the Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of Restricted
Shares and Stock Units to Certain Personnel in certain non-U.S. jurisdictions to permit such persons to qualify for favorable tax treatment under, or otherwise to comply with, the laws of such non-U.S. jurisdictions. In such cases the Company may not issue MSDW Shares corresponding to Stock Units and recipients may not have the ability to vote or the underlying MSDW Shares may not be subject to the restrictions on voting described under "Voting
Restrictions and Arrangements" above. The Compensation Committee also has adopted certain additional and/or different terms and conditions for the grant of EIP Options to Certain Personnel in certain non-U.S. jurisdictions in order to permit such persons to qualify for favorable tax treatment under the laws of such non-U.S. jurisdictions.

     U.K. Profit Sharing Scheme

     The U.K. Profit Sharing Scheme provides that MSDW Shares awarded to the participants are held by a trustee in the name and on behalf of each participant for a period of two years from the date of such award (the
"Retention Period"). Each participant is fully vested in, and is the beneficial owner of, the MSDW Shares held on his behalf as of the award date of the MSDW Shares. During the Retention Period, a participant may not assign, pledge or otherwise dispose of such MSDW Shares; however, a participant is able to instruct the trustee how to vote such MSDW Shares on his behalf.

     ESOP Shares

     Employees, including Reporting Persons, may instruct the trustee of the ESOP as to the voting of ESOP Shares allocated to their ESOP accounts. The
ESOP trustee will, subject to the requirements of ERISA, vote the ESOP Shares that are not allocated to participant accounts in the same proportion as the allocated ESOP Shares for which voting instructions are received.

     MAS Shares

     The MAS Shares are subject to the following transfer and other restrictions under the MAS Purchase Agreement. The MAS Shares issued to each Former MAS General Partner generally vest in accordance with the following vesting schedule:

          (i) one-sixth of such shares vested on January 3, 1996 (the "MAS
     Closing Date"); and

          (ii) one-sixth of such shares shall vest on each of the next five succeeding anniversaries of the MAS Closing Date (each date referred to in this clause (ii), a "Vesting Date");

provided, that no shares registered in the name of any Former MAS General
Partner shall vest on any Vesting Date unless such Former MAS General Partner is actively employed by Morgan Stanley Asset Management Inc. ("MSAM") on such Vesting Date pursuant to an employment agreement with MSAM, unless such failure to be so employed is (a) as a result of such Former MAS General
Partner's death or disability, or (b) as a result of the termination of such Former MAS General Partner's employment by MSAM without "Cause" or by the Former MAS General Partner for "Good Reason," as such terms are defined in such employment agreement. Notwithstanding the foregoing, in the case described in clause (b) of the foregoing proviso, the continued vesting of shares as aforesaid shall be subject to the Former MAS General Partner's continued compliance with the noncompetition, nonsolicitation and confidentiality provisions of his or her employment agreement with MSAM for a period of one year from the date of termination of employment, or if shorter, for a period from the date of termination of employment to December 1, 2000.
If the Former MAS General Partner does not comply continuously with the provisions for such period, any remaining unvested shares shall be forfeited as of the date of the first failure to so comply. Any shares so vested shall thereafter be free of any such vesting requirements, and any shares which are so forfeited shall be returned to the Company. Prior to vesting, all MAS
Shares shall be nontransferable.

     In accordance with the MAS Voting Agreements, so long as a MAS General
Partner is an employee of the Company or any of its subsidiaries, such MAS
General Partner will be subject to the voting restrictions and procedures described in the first paragraph under "Voting Restrictions and Arrangements" above in this Item 6.

     VKAC Shares

     The Former VKAC Officers also acquired, in exchange for the contribution of their interests in VKAC to MSAMHII in conjunction with MSAMHII's acquisition of VKAC, shares of MSAMHII Convertible Preferred that were issued in four series (Series A through D) and are exchangeable into MSDW Shares. The
Series A, Series B, Series C and Series D MSAMHII Convertible Preferred may be exchanged, in whole or in part at the option of the holder thereof, during a 30-day period beginning November 1, 1997, 1998, 1999 and 2000, respectively
(provided that the holder is an employee of the Company or any subsidiary thereof on the first day of the applicable exercise period). Each share of MSAMHII Convertible Preferred is exchangeable into 6.783145 MSDW Shares, subject to adjustment from time to time to take into account certain events relating to the Company or the MSDW Shares that may occur, including stock dividends or distributions, stock splits, combinations or reclassifications, consolidations or mergers. Generally, the right of a holder to exchange shares of a series of the MSAMHII Convertible Preferred expires at the close of business on the last day of the exercise period applicable to such series.
However, upon the occurrence of certain events, such as termination of employment without cause, death or long term disability, or a change of control of MSAMHII or the Company, the holder of the MSAMHII Convertible
Preferred has the right to exchange shares of any series of MSAMHII
Convertible Preferred for MSDW Shares, provided that the exercise period applicable to such series has not expired prior to the date of such event. The
Merger constituted an event which entitled the holders of MSAMHII Convertible
Preferred to exchange their MSAMHII Convertible Preferred for MSDW Shares.

     Pursuant to a Registration Rights Agreement dated as of October 31, 1996 among Morgan Stanley and the Former VKAC Officers, the Former VKAC Officers have certain limited registration rights in respect of MSDW Shares received upon an exchange of the MSAMHII Convertible Preferred and are subject to certain transfer restrictions on their shares of MSAMHII Convertible Preferred
Stock.
     Recapitalization Shares, Certain Plans

     Since the Last Filing, the Board of Directors of the Company approved the release of age-based disposition restrictions with respect to certain "Total
Restricted Stock" (as defined in the Last Filing).

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company or Morgan Stanley under the Securities Act or the Exchange Act, respectively, or reports filed by the Reporting Persons under the Exchange
Act, and are hereby incorporated by reference to such statements or reports.
The Exchange Act file number of the Company is 1-11758. Prior to the Merger, the Exchange Act file number of Morgan Stanley was 1-9085.

Exhibit A     Stockholders' Agreement dated February 14, 1986 among certain
              Reporting Persons and Morgan Stanley (Morgan Stanley's Annual
              Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit B     Form of Consent and Amendment dated as of January 31, 1996 between Morgan Stanley and certain signatories to the
              Stockholders' Agreement referred to in Exhibit A (Morgan
              Stanley's Annual Report on Form 10-K for the fiscal period ended
              November 30, 1995).

Exhibit C     Morgan Stanley Group Inc. 1986 Stock Option Plan, as amended and restated to date (Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit D     Morgan Stanley Group Inc. Performance Unit Plan, as amended and restated to date (Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit E     Morgan Stanley Group Inc. 1988 Equity Incentive Compensation
              Plan, as amended and restated to date (Morgan Stanley's Annual
              Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit F     Morgan Stanley Group Inc. 1995 Equity Incentive Compensation Plan
              (Morgan Stanley's Proxy Statement for 1996 Meeting of
              Stockholders).

Exhibit G     Form of Nonqualified Stock Option Agreement Under the Morgan
              Stanley Group Inc. 1986 Stock Option Plan (Morgan Stanley's
              Registration Statement on Form S-8 (No. 33-42464)).

Exhibit H     Form of Award Agreement Under the Morgan Stanley Group Inc.
              Performance Unit Plan (Morgan Stanley's Registration Statement
              on Form S-8 (No. 33-42464)).

Exhibit I     Form of Stock Unit Certificate Under the Morgan Stanley Group
              Inc. 1988 Equity Incentive Compensation Plan (previously filed as Exhibit V with Amendment No. 5 to the Reporting Persons'
              Schedule 13D dated December 31, 1990 relating to MS Shares).

Exhibit J     Form of Stock Option Certificate Under the Morgan Stanley Group
              Inc. 1988 Equity Incentive Compensation Plan (previously filed as Exhibit W with Amendment No. 5 to the Reporting Persons'
              Schedule 13D dated December 31, 1990 relating to MS Shares).

Exhibit K     Form of Voting Agreement Under the Morgan Stanley Group Inc. 1988
              Equity Incentive Compensation Plan (previously filed as Exhibit
              X with Amendment No. 5 to the Reporting Persons' Schedule 13D dated December 31, 1990 relating to MS Shares).

Exhibit L     Trust Agreement between Morgan Stanley and State Street Bank and
              Trust Company dated March 5, 1991 (Morgan Stanley's Annual
              Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit M     First Amendment to Trust Agreement dated April 3, 1996 between
              Morgan Stanley and State Street Bank and Trust Company (Morgan
              Stanley's Annual Report on Form 10-K for the fiscal year ended
              November 30, 1996).

Exhibit N     Second Amendment to Trust Agreement dated May 31, 1997 between the Company and State Street Bank and Trust Company (previously filed as Exhibit O with Amendment No. 1 to the Reporting
              Persons' Schedule 13D dated May 31, 1997).

Exhibit O     Form of Consent and Amendment dated as of December 14, 1999 among the Company and certain signatories to the Stockholders'
              Agreement referred to in Exhibit A (previously filed with
              Amendment No. 3 to the Reporting Persons' Schedule 13D dated
              January 2, 2000).

Exhibit P     Form of Amended and Restated Voting Agreement dated December 14,
              1999 among the Company, State Street Bank and Trust Company and other persons signing similar agreements (previously filed with Amendment No. 3 to the Reporting Persons' Schedule 13D dated January 2, 2000).

Exhibit Q     Form of Amended and Restated Voting Agreement between the Company and other persons signing similar agreements (previously filed with Amendment No. 3 to the Reporting Persons' Schedule 13D dated January 2, 2000).

Exhibit R     Third Amendment to Trust Agreement dated as of November 30, 1999 between the Company and State Street Bank and Trust Company
              (previously filed with Amendment No. 3 to the Reporting
              Persons' Schedule 13D dated January 2, 2000).

Exhibit S     Form of Consent and Amendment among the Company and certain officers of the Company (previously filed with Amendment No.
              3 to the Reporting Persons' Schedule 13D dated January 2, 2000).


                                  Schedule I






                         RIGHTS TO ACQUIRE MSDW SHARES
                         -----------------------------



     As of October 31, 2000 (60 days from September 1, 2000), 647 Reporting Persons have the right to acquire 48,186,169 MSDW Shares pursuant to the exercise of options. No Reporting Person individually has options presently exercisable covering more than 1% of the MSDW Shares outstanding as of the date hereof.

                                  Schedule II

                              RECENT TRANSACTIONS

     During the period of 60 days preceding September 1, 2000, 287 Reporting Persons sold an aggregate of 5,609,864 MSDW Shares at average prices ranging from $74.40 to $94.52 per MSDW Share, and/or effected a transfer by gift of an aggregate of 113,258 MSDW Shares. Such sales were effected pursuant to exemptions under the Securities Act of 1933, as amended. During such period, no Reporting Person individually disposed of a number of MSDW Shares exceeding 1% of the MSDW Shares outstanding.

     During such period, no Reporting Person individually acquired MSDW Shares in excess of 1% of the MSDW Shares outstanding.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  September 27, 2000



                                             By:      /s/ Martin M. Cohen
                                                 -----------------------------
                                                           Martin M. Cohen
                                                           Attorney-in-Fact